mobistar

LIMITED LIABILITY COMPANY
RUE COLONEL BOURG 149
1140 BRUSSELS

ENTERPRISE NUMBER 0456.810.810 (BRUSSELS)

NOTICE OF GENERAL MEETING OF SHAREHOLDERS

The Board invites the shareholders to attend the Annual and Extraordinary General Meeting, which will take place on **3 May 2006 at 11am** at the company's registered office at Evere (1140 Brussels), rue Colonel Bourg 149.

The Agenda for this meeting is as follows:

1. Presentation and discussion of the Management Report of the Board of Directors on the Company's annual accounts, closed on the thirty-first of December two thousand and five.

2. Report of the statutory auditor on the said annual accounts.

3. Approval of the annual accounts of the company closed on the thirty-first of December two thousand and five, and appropriation of the results. Presentation of the annual consolidated accounts closed on the same date.

   Proposed resolution:
   'The General Meeting approves the annual accounts closed on the thirty-first day of December two thousand and five, including appropriation of the results as presented therein with distribution of a gross dividend of two euros forty cents (EUR 2.40) per share payable from the tenth of May two thousand and six.'

4. Discharge of the directors and auditor for fulfilling their mandate.

   Proposed resolution:
   'The General Meeting, by a separate vote, discharges the directors and the statutory auditor for fulfilling their mandate up to the thirty-first of December two thousand and five.'

5. Board of Directors: proposal to grant remuneration to the Chairman of the Board of Directors, Mr Jan STEYAERT, in consideration for the exercise of his mandate.

   Proposed resolution:
   'The General Meeting approves the granting of an annual remuneration in the amount of sixty thousand euros (EUR 60,000) to Mr Jan STEYAERT, in consideration for the exercise of his mandate as Chairman of the Board of Directors of the company. Payment of the said remuneration shall be made (if applicable, pro rata) at the end of the Annual General Meeting over the relevant book year. Additional remuneration in the amount of two thousand euros

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(EUR 2,000) shall be paid to him upon attendance at a meeting of a committee of the company of which he is a member.'

6. Appointment of an independent Director proposed by the Board of Directors.

   Proposed resolution:
   'The General Meeting resolves to appoint a candidate proposed by the Board of Directors as independent director of the company pursuant to article 524 §4 of the Companies Code. His/her mandate shall expire at the end of the 2008 Annual General Meeting and his remuneration shall be a fixed fee of thirty thousand euros (EUR 30,000) for each full financial year. Payment of this remuneration shall be made (if applicable, pro rata) at the end of the Annual General Meeting over the relevant financial year. An additional remuneration in the amount of two thousand euros (EUR 2,000) shall be paid to him/her for each attendance at a meeting of a committee of the company. The General Meeting shall formally acknowledge that this candidate meets the criteria for independence set out in article 524 §4, line 2, 1°-4° of the Companies Code.'

7. Capital increase in the amount of twenty million, six hundred and seventy thousand, six hundred and forty-eight euros, twenty-four cents (20,670,648.24 euros), thereby increasing the capital from four hundred and thirty-seven million, two hundred and fourteen thousand, one hundred and one euros, ninety-eight cents (EUR 437,214,101.98) to four hundred and fifty-seven million, eight hundred and eighty-four thousand, seven hundred and fifty euros, twenty-two cents (EUR 457,884,750.22). This capital increase shall be performed by incorporation into the share capital of the share premium booked in the company's accounts pursuant the statement of assets and liabilities as of the thirty-first of December two thousand and five, and shall be effected without a new share issue.

   Proposed resolution:
   'The General Meeting resolves to increase the share capital of the company in the amount of twenty million, six hundred and seventy thousand, six hundred and forty-eight euros, twenty-four cents (20,670,648.24 euros) thereby increasing the capital from four hundred and thirty-seven million, two hundred and fourteen thousand one hundred and one euros, ninety-eight cents (EUR 437,214,101.98) to four hundred and fifty-seven million, eight hundred and eighty-four thousand, seven hundred and fifty euros, twenty-two cents (EUR 457,884,750.22).
   The General Meeting resolves that this capital increase shall be performed by incorporation into the share capital of the share premium booked in the company's accounts pursuant to the statement of assets and liabilities as of the thirty-first of December two thousand and five, and shall be effected without a new share issue'.

8. Reduction in share capital pursuant to article 613 of the Companies Code, in the amount of one hundred and one million, two hundred and fifty thousand, eight hundred and eighty-nine euros, sixty cents (EUR 101,250,889.60), in order to reduce the share capital from four hundred and fifty-seven million, eight hundred and eighty-four thousand, seven hundred and fifty euros, twenty-two cents (EUR 457,884,750.22) to three hundred and fifty-six million, six hundred and thirty-three thousand, eight hundred and sixty euros, sixty-two cents (EUR 356,633,860.62), by means of a repayment in cash to the shareholders of a sum equivalent to the amount of the reduction in capital, in proportion to the shares held by each shareholder (i.e. a sum of one euro and sixty cents (EUR 1.60) per share). The purpose of the reduction is to reduce the capital of the company to a level corresponding to the company's needs.

   Proposed resolution:
   'Pursuant to article 613 of the Companies Code, the General Meeting resolves to reduce the share capital in the amount of one hundred and one million, two hundred and fifty thousand, eight hundred and eighty-nine euros, sixty cents (EUR 101,250,889.60), in order to reduce the share capital from four hundred and fifty-seven million, eight hundred and eighty-four thousand, seven hundred and fifty euros, twenty-two cents (EUR 457,884,750.22) to three hundred and fifty-six million, six hundred and thirty-three thousand, eight hundred and sixty euros, sixty-two cents (EUR 356,633,860.62), without cancellation of shares.
   The General Meeting resolves that this reduction in share capital shall be applied to effectively paid up share capital.

The General Meeting further resolves that the said reduction in share capital shall be effected by means of repayment in cash to the shareholders of a sum equivalent to the amount of the reduction in capital, in proportion to the shares held by each shareholder (i.e. a sum of one euro and sixty cents (EUR 1.60) per share). Such repayment shall not be effected before the expiry of a period of two months following the publication of this resolution to reduce the share capital in the Appendices to the Belgian Official Gazette, provided one or more creditors have not filed a court claim, pursuant to article 613 of the Companies Code and shall be effected, subject to this reservation, as from the second of August two thousand and six.
The purpose of the reduction is to reduce the capital of the company to a level corresponding to the Company's needs.

9. Amendment to the conditions for the issue of the warrants issued under the Warrants Plan II - amendment of the exercise price (article 501 of the Companies Code).

Proposed resolution:
'The General Meeting resolves to amend the conditions for the issue of the warrants issued under the Warrants Plan II (the twentieth of November two thousand), following the decision to reduce the share capital, having regard to Article 501 of the Companies Code.

The General Meeting resolves to reduce the exercise price of the remaining warrants under Warrants Plan II from thirty-four euros fifteen cents (EUR 34.15) to thirty-two euros fifty-five cents (EUR 32,55) per warrant, being the same amount per share as the capital reduction resolved under item 8.'

10. Amendment of article 5 of the company's by-laws, to bring it in line with the resolutions made under items 7 and 8 on the agenda:

Proposed resolution:
'The General Meeting resolves to amend article 5 of the company's by-laws as follows :
Article 5 – SUBSCRIBED CAPITAL
The share capital amounts to three hundred and fifty-six million, six hundred and thirty-three thousand, eight hundred and sixty euros, sixty-two cents (EUR 356,633,860.62). It is represented by sixty-three million, two hundred and eighty-one thousand, eight hundred and six (63,281,806) shares, without statement of nominal value, each share representing an equal share in the capital.'

11. Amendment of articles 8, 12 and 32 of the by-laws in order to bring them into line with the provisions of the Law of the fourteenth of December two thousand and five concerning the abolition of bearer securities.

Proposed resolution:
'The General Meeting resolves to amend articles 8, 12 and 32 of the by-laws of the company, in order to bring them in line with the provisions of the Law of the fourteenth of December two thousand and five concerning the abolition of bearer securities, as follows:
Article 8 – NATURE OF THE SHARES
'The shares are either registered or dematerialised shares. Once registered shares are fully paid up, the shareholder may, at his own cost, request the Board of Directors to convert them into dematerialised shares.
Upon written request by the shareholder, the Board shall convert dematerialised shares into registered shares.
Conversion of dematerialised shares into registered shares shall be effected through an entry in the register of registered shares, dated and signed by the shareholder or its representative and by two directors of the company or an authorised representative.
Dematerialised shares are represented by an entry in an account in the name of their owner or holder with an authorised institution which manages accounts or with the clearing institution.
A share registered in an account is transferred by the transfer from one account into another.
The number of dematerialised shares in circulation shall, per share category, be registered in the register of registered shares in the name of the clearing institution.
Transitional provision

Pursuant to the Law of the fourteenth of December two thousand and five concerning the abolition of bearer securities, the company may issue bearer securities up to and including the thirty-first of December two thousand and seven and it is possible that bearer securities of the company remain in circulation up to and including the thirty-first of December two thousand and thirteen. The provisions of the by-laws governing dematerialised securities are, mutatis mutandis, applicable to bearer securities.
As from the first of January two thousand and eight, bearer securities booked into a securities account shall be automatically converted into dematerialised securities.
As from the first of January two thousand and eight, bearer securities not yet booked in a securities account shall be automatically converted into dematerialised securities as from the moment they are booked into a securities account.
On the thirty-first of December two thousand and twelve at the latest (for bearer securities issued after the sixth of February two thousand and six), and the thirty-first of December two thousand and thirteen (for bearer securities issued before the sixth of February two thousand and six), holders of bearer securities may request conversion of such securities into dematerialised securities or into registered securities in accordance with the procedure set out in article 7 (for bearer securities issued before the sixth of February two thousand and six) or 8 (for bearer securities issued after the sixth of February two thousand and six) of the Law referred to above concerning the abolition of bearer securities.
Upon expiry of the period referred to above, bearer securities which have not been converted shall be automatically converted into dematerialised shares and booked into a securities account by the Board of Directors.
As from the first of January two thousand and fifteen, securities of which the holders remain unknown (until the moment of sale referred to below) shall be sold pursuant to article 11 of the Law on the abolishment of bearer securities.

Article 12 – BONDS AND WARRANTS
The company may, by resolution of its Board of Directors, issue bonds, whether or not secured by means of a mortgage or by any other means.
The General Meeting may resolve to issue convertible bonds or subscription rights (warrants) in accordance with the provisions of the Companies Code.
Transitional provision
The same transitional provision as that referred to in Article 8 of these by-laws shall apply to bearer securities in circulation.

Article 32 – ADMISSION
In order to be admitted to the General Meeting and to the extent that the Board of Directors requires it in the notices, owners of registered shares, holders of registered warrants and bonds and holders of registered certificates issued with the company's cooperation, must inform the Board of Directors of their intention to attend the General Meeting within the time limit set by the Board of Directors in the notice, which shall not be more that six working days nor less that three working days prior to the date set for the General Meeting.
In order to be admitted to the General Meeting, owners of dematerialised securities shall submit a certificate issued by an authorised institution which manages accounts or by the clearing institution in accordance with article 474 of the Companies Code, stating that the dematerialised shares are blocked up to the date of the General Meeting and shall do so within the time limit set by the Board of Directors in the notice to the meeting, which shall not be more that six working days nor less that three working days prior to the date set for the General Meeting, and at the place indicated in the Notice.
The Board of Directors can set a registration date and decide that the shareholders may attend the General Meeting and exercise their voting rights in relation to the shares they hold as at twenty-four hours on the date of registration, irrespective of the number of shares they hold on the day of the General Meeting. The date of registration shall not be set before the fifteenth day nor after the fifth working day preceding the General Meeting. The date and modalities of registration shall be stated in the notice of the meeting. In this event, the owner of dematerialised securities shall submit a certificate issued by an authorised account holder or by the clearing institution pursuant to article 474 of the Companies Code, stating that he/she is the owner of dematerialised shares as at twenty-four hours on the date of registration.
Transitional provision

The owners of bearer shares, the holders of bearer warrants or bonds and the holders of bearer certificates issued with the cooperation of the company effect, within the same time limits, deposit their securities at the place stated in the notice of the meeting or perform the registration on the registration date with regard to such bearer securities.
They shall be admitted to the General Meeting upon presentation of their identity card and the certificate evidencing timely deposit of their shares, bonds, warrants or certificates issued with the collaboration of the Company or, with regard to bearer securities, valid registration on the date of registration.
As from the first of January two thousand and eight, the owners of bearer securities referred to above, who deposited or registered their shares with an authorised institution which manages accounts or with the clearing institution, must produce the certificate referred to in paragraphs 2 and 3 of this article.'

12. Other amendments to the by-laws: decision to delete article 6a of the by-laws, decision to amend articles 13, paragraph 3, 17, last paragraph, 27, first paragraph and 36, second paragraph.

Proposed resolution:
'Deletion of Article 6a of the by-laws
The General Meeting notes that the term of the authorisation granted to the Board of Directors to increase the capital of the company in the frame of the authorised capital pursuant to article 6a of the by-laws has expired. The General Meeting resolves to delete article 6a.

Amendment of article 13, paragraph 3 of the by-laws
The General Meeting resolves to amend article 13, paragraph 3 of the by-laws as follows:
Directors whose mandate has come to an end shall remain in office if required in the interest of the Company for as long as the Board of Directors or the General Meeting, as applicable, has not or has not reasonably been able to find their replacement.

Amendment of article 17, last paragraph of the by-laws in order to comply with the Companies Code
The General Meeting resolves to amend article 17, last paragraph of the by-laws as follows:
Every decision or operation concerning the relations of the company with a related company (a subsidiary of the company excepted, if applicable) or the relations between a subsidiary of the company (if applicable) and a company related to it, other than a subsidiary of the said subsidiary, must be subject to the procedure prescribed by article 524 of the Companies Code, in accordance with the provisions of this article.

Amendment of article 27, first paragraph of the by-laws
The General Meeting resolves to amend article 27, first paragraph, of the by-laws by replacing the reference to article 133 of the Companies Code by a reference to article 130 of the Companies Code.

Amendment of article 36, second paragraph of the by-laws
The General Meeting resolves to amend article 36, second paragraph, of the by-laws by adding, after the word "bonds", the words "warrants and certificates issued with the cooperation of the company".

13. Resolution to authorise the Board of Directors for a period of eighteen months to acquire the own shares of the company by purchase or exchange at a price which shall not be less than ninety per cent (90%) nor more than one hundred and ten per cent (110%) of the average closing price during the five working days preceding the purchase or exchange.

Proposed resolution:
'The General Meeting explicitly authorises the Board of Directors in accordance with the provisions of the Companies Code, to acquire the company's own shares by purchase or exchange at a price which shall not be less than ninety per cent (90%) nor more than one hundred and ten per cent (110%) of the average closing price during the five working days preceding the purchase or exchange.
This authorisation is valid for a period of eighteen months as from the date of the General Meeting.'

In accordance with this resolution, article 48 of the by-laws shall henceforth be stated as follows: *'The General Meeting of the third of May two thousand and six has, in accordance with the Companies Code, authorised the Board of Directors to acquire the maximum number of shares permitted by the said Code by purchase or exchange at a price which shall not be less than ninety per cent (90%) nor more than one hundred and ten per cent (110%) of the average closing price during the five working days preceding the purchase or exchange. This authorisation shall remain valid for a period of eighteen (18) months as from the date of the General Meeting and can, in accordance with the Companies Code, be extended. This authorisation shall also be valid for the acquisition of shares in the company by a direct subsidiary pursuant to article 627 of the Companies Code. The Board of Directors is authorised to sell, whether on or off the Stock Exchange, on terms which it shall determine, of any shares acquired by the company pursuant to resolutions passed in accordance with the Companies Code'.*

14. Coordination of the by-laws and powers.

    Proposed resolution:
    'The General Meeting confers to Mr Johan Van den Cruijce, with a right of substitution, all powers necessary to draft a coordinated text of the by-laws, to sign it and to file it with the clerk of the competent Commercial Court, in accordance with the applicable legal provisions'.

15. Corporate Governance : information/discussion.

To be adopted, proposals numbered 3, 4, 5, 6, 13 and 15 on the agenda have to collect a simple majority of votes.

To be adopted, proposals numbered 7, 8, 9, 10, 11 and 14 must collect three quarters of the votes. In addition, those that participate in the meeting must represent half of the registered capital as required by article 558 of the Company Code.

To be adopted, proposal numbered 12 must collect four/fifths of the votes. In addition, those that participate in the meeting must represent half of the registered capital as required by article 559 of the Company Code.

To stimulate participation in the general shareholders' meeting, the board of directors decided to allow the holders of bearer shares to participate in the general shareholders' meeting, or to be represented there in one of the two ways as foreseen by article 32 of the Articles of Association:

- either by depositing the shares on Tuesday, 26 April 2005 at the latest with the ING or KBC bank;
- or by demonstrating that they were shareholders of the company on Tuesday, 26 April 2005 at 24 hours (the "registration date"). The shareholders must provide proof of the fact that they were shareholders at the registration date to the ING or KBC bank.

In conformity with article 32 of the Articles of Association and in conformity with the decision of the board of directors the holders of registered shares must, in order to be admitted to the general shareholders' meeting or be represented there, communicate their intention to participate in the meeting to the board of directors on Tuesday, 26 April 2005 at the latest.

In conformity with article 33 of the Articles of Association every shareholder may be represented at the general shareholders meeting by a proxy. Original proxies, established in conformity with a template provided by the company, must be provided to the company on Tuesday, 26 April 2005 at the latest. Proxies may also be sent by fax to the following number: +32 2 745 86 45 within the same delay, however, the originals must be received by the secretariat of the general shareholders' meeting prior to the beginning of the meeting. Templates of proxies provided by the company may be obtained at the company's registered office and are available on the website of the company at the following address: *http://www.mobistar.be/en/shareholder*

In order to be admitted to the general shareholders' meeting, shareholders and proxies will have to prove their identity and authority, and the representatives of companies will have to provide documents proving their authority or a proxy, at the latest prior to the beginning of the general shareholders' meeting.

Documents relating to the agenda of the general shareholders' meeting will be available for consultation at the company's registered office and a copy of them may be obtained free of charge by all shareholders that have completed formalities for admission to the general shareholders' meeting. These documents are available on the website of the company at the following address:
http://www.mobistar.be/en/shareholder

The board of directors